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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.____________)*

Northeast Community Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

664112109
(CUSIP Number)

Sy Jacobs c/o Jacobs Asset Management, LLC 11 East 26th Street, Suite 1900 New York, New York 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	664112109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

715,193

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

715,193

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

715,193

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	664112109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

715,193

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

715,193

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

715,193

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.41%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	664112109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Managers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

664,299

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

664,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

664,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.02%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	664112109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

664,299

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

664,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

664,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.02%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	664112109

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of Northeast Community Bancorp, Inc. ("NECB").  NECB is a Federally-chartered corporation with its principal executive offices located at 325 Hamilton Avenue, White Plains, New York 10601.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Jacobs Asset Management, LLC, a Delaware limited liability company ("JAM"),  (ii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iii) JAM Managers, LLC, a Delaware limited liability company ("Managers") and (iv) JAM Partners, L.P., a Delaware limited partnership ("Partners").  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 11 East 26th Street, Suite 1900, New York, New York 10010.

(c)	JAM is a management company for several investment funds, including Partners. Managers is the general partner of Partners. Jacobs is the principal owner of JAM and is the managing member of Managers.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Sy Jacobs is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion. The amount of funds expended to date by the Reporting Persons to acquire the 715,193 shares of Common Stock they currently hold in their name is $5,606,542.64.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have been dissatisfied with the extent and pace of accretive share repurchases and the nominal profitability of NECB.  The Reporting Persons feel that management has been unable to profitably deploy the abundant capital it raised in its offering over four years ago, so it should be returned to shareholders through sizable share repurchases.  This is a value-creating proposition given the low valuation afforded by the market's dim view of NECB's prospects.  Particularly in the no-to-low-growth and interest rate environment we find ourselves in today, there is no more prudent or attractive way to create value for shareholders and deploy NECB's sizable excess capital than through accretive share repurchases.  These repurchases will immediately increase book value, minority book value and fully converted book value per share and will enhance earnings per share once consistent profitability has been achieved.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), or the regulations and rules promulgated thereunder.  However, the Reporting Persons are filing this Schedule 13D on a voluntary basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Scheduled 13D is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a)
As of August 13, 2010, 13,225,000 shares of NECB's Common Stock were outstanding (as disclosed on NECB's Form 10-Q dated August 13, 2010).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

(b)
The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit B and were all effected in broker transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. A B	Description Joint Filing Agreement among the Reporting Persons dated as of November 8, 2010. Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2010
(Date)

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM PARTNERS, L.P.
By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of Northeast Community Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 8th day of November, 2010.

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM PARTNERS, L.P.
By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Quantity Purchased (Sold)	Unit Cost

09/08/2010	2,000	$5.75
09/09/2010	300	$5.75
09/09/2010	441	$5.75
09/09/2010	50,000	$5.80
09/10/2010	500	$5.75
09/10/2010	188	$5.75
09/13/2010	597	$5.80
09/13/2010	(100)	$6.05
09/13/2010	(1,800)	$6.00
09/14/2010	800	$5.75
09/14/2010	700	$5.75
09/14/2010	(1,500)	$6.01
09/15/2010	(1,800)	$6.00
09/16/2010	201	$5.75
09/16/2010	(1,800)	$6.00
09/20/2010	272	$5.75
09/20/2010	(1,500)	$6.05
09/21/2010	3,352	$5.77
09/21/2010	(1,900)	$6.00
09/22/2010	70	$5.77
09/23/2010	842	$5.77
09/23/2010	(1,500)	$6.02
09/24/2010	(700)	$6.00
09/27/2010	(1,700)	$6.00
10/04/2010	197	$5.80
10/12/2010	100	$5.80
10/15/2010	10,000	$5.80
10/18/2010	4,900	$5.80
10/22/2010	1,100	$5.80
10/26/2010	2,592	$5.82
10/29/2010	20,500	$5.90
11/08/2010	50,400	$6.00

SK 01252 0004 1144736